Exhibt 4.2

REVOLVING LOAN AGREEMENT

Date: November 20, 2006

Credit Limit: $6,255.00

RFG Acquisition II Inc., a Delaware corporation, promises to pay JOHN W. BRANCH (“Lender”), an individual, the sum of SIX THOUSAND, TWO HUNDRED FIFTY-FIVE and 00/100 DOLLARS ($6,255.00) (the “Credit Limit”) or such other principal amount that may be outstanding, in no case to exceed the Credit Limit, as evidenced by the books and records of Lender. Interest shall accrue at a rate of 4.75% per annum and be calculated based on actual days outstanding and a 360 day year. The outstanding principal and interest shall be paid upon the earlier of a completion of a merger or December 31, 2010. Lender hereby agrees to promptly extend funds to RFG Acquisition II Inc. as and when requested in a principal amount not to exceed the Credit Limit.

In the event of a default in the payment of any principal or interest, as herein provided, all sums due shall bear interest at a rate of ten percent (10.0%) per annum from the date then due until such payment is made. In the event of a default in the payment of principal or interest when due, the whole sum of principal and interest shall become immediately due and payable at the option of the Lender. The waiver of any right or rights granted to RFG Acquisition II Inc. shall not be deemed to be a continuing waiver of such right or rights. All such waivers shall be in writing. Principal and interest shall be payable in US dollars. If any legal or collection action is instituted on this Revolving Loan Agreement, RFG Acquisition II Inc. promises to pay such sum as the court may fix as attorney's fees and costs.

RFG Acquisition II Inc.
By:	/s/ David W. Matre	Date: November 20, 2006
David W. Matre Chief Financial Officer

“Lender”
/s/ John W. Branch	Date: November 20, 2006
JOHN W. BRANCH, an individual

DO NOT DESTROY THIS ORIGINAL AGREEMENT